                                     EXHIBIT
                                    ITEM 99.29

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

         The following discussion is intended to provide sufficient information about the Company and its subsidiary, Redlands Centennial Bank, to enhance the reader's understanding of the Company's financial condition and results of operations. The Company has not conducted any significant business activities independent of Redlands Centennial Bank since its inception. Therefore, the following discussion and analysis relates primarily to Redlands Centennial Bank. In order to understand this section in context, it should be read in conjunction with the audited financial statements, including the notes thereto and other data presented elsewhere in this prospectus.

SUMMARY

         The Company reported net income of $907,000 for the year ending December 31, 2000, compared to net income totaling $729,000 for the year ending December 31, 1999, versus net income totaling $627,000 for the year ending December 31, 1998. This represents an increase of 24%, 16% and 3% for 2000, 1999, and 1998, respectively. Basic earnings per share were $1.33, $1.03, and $0.92 for the years 2000, 1999, and 1998, respectively. Diluted earnings per share, adjusted for the effect of the exercise of stock options and stock dividends, resulted in earnings per share of $1.25 in 2000, $0.96 in 1999, and $0.84 1998.

         Total assets at December 31, 2000 reached a record of $94.1 million, an increase of 24% or $18.1 million, compared to total assets of $76.0 million at December 31, 1999. Total assets at year-end 1999 exceeded year-end 1998 totals by $6.4 million, or 9%.

         At December 31, 2000, total deposits grew to a record level of $86.4 million, an increase of $17.2 million or 25% above year-end 1999. Total loans, net of the reserve for loan losses, increased $6.4 million, or 12% to $58.8 million.

         Return on average shareholders' equity was 13.74%, 12.01%, and 11.43% for the years ending December 31, 2000, 1999, and 1998, respectively. Return on average assets was 1.07%, 1.10%, and .98% for the years ending December 31, 2000, 1999, and 1998, respectively. The total risk-based capital ratio was 11.49%, 11.22%, and 12.37% for 2000, 1999, and 1998, respectively. The minimum total risk-based capital ratio established by the FDIC to be qualified as "well capitalized" is 10.00%.

NET INTEREST INCOME AND NET INTEREST MARGIN

         Net interest income is the difference between interest earned on loans and investments and interest paid on deposits. Net interest income totaled $5.6 million for the year ended December 31, 2000, up 28% from $4.4 million at December 31, 1999, compared to net interest income of $3.3 million in 1998. The primary factor contributing to the growth of net interest income during 2000 was an increase in volume of loans made, fees and interest on construction loans and increases in the Company's prime rate. Earning assets increased $14.2 million, or 21%, to $80.4 million in 2000, compared to an increase of $5.3 million, or 8.8%, to $65.9 million in 1999.

         The net interest margin was 7.51%, 6.96%, and 5.91% for the years ended December 31, 2000, 1999 and 1998, respectively.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

         The Company's liquidity is primarily a reflection of the Company's ability to acquire funds to meet loan demand and deposit withdrawals and to service other liabilities as they come due. The Company has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet those needs. Generally, the Company's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of federal funds markets, and net cash provided by operating activities. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions, and other factors, are not. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale. To augment liquidity, the Company has a Federal Funds borrowing arrangement with three correspondent banks totaling $5.5 million.

         The following table sets forth certain information with respect to the Company's liquidity as of December 31, 2000, 1999 and 1998.

(Dollars in thousands)                             YEAR ENDED DECEMBER 31,
                                            -----------------------------------
                                             2000          1999          1998
                                            -------       -------       -------
Cash and due from banks ..............      $ 8,339       $ 5,230       $ 4,486
Federal funds sold ...................        7,370         2,150         6,820
Interest earning deposits ............        4,780         3,612         4,104
Unpledged securities .................        6,691         7,603         9,088
                                            -------       -------       -------
     Total liquid assets .............      $27,180       $18,595       $24,498
                                            =======       =======       =======

Liquidity ratios(1)
  Liquid assets
    Ending assets ....................        28.88%        24.46%        35.20%
    Ending deposits(2) ...............        31.47%        26.89%        38.87%


----------------

(1) Liquid assets include cash and due from banks, federal funds sold, interest-bearing deposits and market value of available-for-sale securities less book value of pledged securities.

(2)      Less pledged public deposits.

         Liquidity, which primarily represents the Company's ability to meet fluctuations in deposit levels and customers' credit needs, is managed through various funding strategies that reflect the maturity structure of the assets being funded. Management monitors its liquidity position daily in relation to its deposit base and projected loan funding or payoffs.

         Excess liquidity can adversely impact earnings, if not properly managed. The process of asset/liability management has evolved from simple "gap" analysis, where a bank views repricing opportunities of its assets and liabilities through various time periods, to simulation, interest rate risk, and economic value of equity reporting. These processes not only measure risk, but also provide the Company with evaluation tools necessary for prudent management of continued, stable earnings, regardless of interest rate fluctuations.

RISK MANAGEMENT

         Various types of risk are inherent in the business of banking. Federal regulators have adopted examination guidelines that scrutinize not only a bank's level of risk, but also its ability to manage and control that risk. Regulators evaluate risks that affect capital, liquidity, and compliance to determine their potential effect on the safety and soundness of a bank. Certain risks may be covered by insurance coverage, but management must establish a risk management approach that addresses all areas of risk.

         The Company has in place acceptable limits for each of the risks identified by the FDIC. We have defined various types of risk, and have mechanisms in place to manage, monitor and report those risks. Specifically, the Company focuses on six risk categories within each area of the Company. Those include credit risk, interest rate risk, liquidity risk, market risk, transaction risk and compliance risk.

OTHER INCOME

         Other income for the Company includes customer service fees, net gain from sale of loans, net gain or loss from sale of investment securities, and other miscellaneous income. Total other income grew 106%, or $1.1 million in 2000 to $2.1 million, primarily as a result of the one time gain on sale of Redlands Centennial Bank's investment in BancData Solutions, a bank service corporation, that provided data and item processing for 19 banks. Other income, excluding the gain from the sale of Redlands Centennial Bank's investment in BancData Solutions, increased 13.8% or $143,000 to $1.2 million for 2000 compared to 1999. Other income increased 5.9%, or $58,000 to $1.03 million in 1999 compared to $977,000 in 1998. In 1998, total other income increased 76.2% to $977,000 as a result of increases in fees, revenue gains from the sale of SBA loans, and gains from the sales of investment securities.

         Customer service charges and fees increased 11% and sale of loans increased 26% in 2000. Customer service fees increased to $800,000 in 2000 from $718,000 in 1999 and $518,000 in 1998. The gain on sale of loans was $277,000 in
2000, compared to $220,000 in 1999, and $286,000 in 1998.

         The following table sets forth components of the Company's noninterest income:

(Dollars in thousands)                              YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                2000        1999          1998
                                              -------      -------       -------
FEES AND OTHER INCOME:
Customer service fees ..................      $   800      $   718       $   518
Gain from sale of loans ................          277          220           286
Gain (loss) from sale
 of investment securities ..............           11           (2)          119
Gain from sale of investment in
 BancData Solutions, Inc. ..............          906         --            --
Other income ...........................           90           99            54
                                              -------      -------       -------
     Total other income ................      $ 2,084      $ 1,035       $   977
                                              =======      =======       =======

OTHER EXPENSES

         Total other expenses for 2000 were $5.7 million compared to $4.1 million in 1999, an increase of $1.5 million, or 37%. Other expenses for 1999 exceeded other expenses for 1998 by $700,000, or 21%.

         During 2000, salaries and employee benefits increased 33% to $2.9 million from $2.2 million in 1999 as the result of increased staff for the SBA and Construction Departments of Redlands Centennial Bank, as well as mid-year staffing for the Loan Production Office in Anaheim. In addition, Redlands Centennial Bank funded an Employee Stock Ownership Plan in 2000. Salaries and employee benefits for 1998 were $1.6 million.

         For 2000, occupancy expense increased 21%, or $75,000 to $429,000. Included were expenses for premises, equipment and repair, as well as costs for computer hardware and software depreciation. In 1999, net occupancy expense increased $39,000 to $354,000, or 12.4%, compared to an increase of $59,000, or 23.0%, from 1997 to 1998. Cost increases relate to the Company's expansion in establishing new sources of loan and fee income through real estate, construction and SBA lending.

         Other operating expenses, including professional fees, data processing fees, supplies and advertising were $2.4 million in 2000, compared to $1.6 million in 1999, an increase of 45%, or $737,000 principally as a result of increased professional fees. Other operating expenses for 1999 were $1.6 million compared to $1.5 million in 1998.

         The following table summarizes the significant components of noninterest expense for the years ended December 31, 2000, 1999 and 1998:

(Dollars in thousands)                               YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                               2000          1999          1998
                                              ------        ------        ------
OTHER EXPENSES:
Salaries and wages ...................        $2,196        $1,698        $1,308
Employee benefits ....................           696           468           283
Net occupancy expense ................           429           354           315
Other operating expense ..............         2,369         1,632         1,546
                                              ------        ------        ------
     Total other expenses ............        $5,690        $4,152        $3,452
                                              ======        ======        ======

INCOME TAXES

         The provision for income taxes was $472,000 in 2000 compared to $319,000 in 1999 and $193,000 in 1998. For the year ended December 31, 2000, the effective tax rate was 34.2% compared to an effective tax rate of 30.4% in 1999, and 23.5% in 1998.

INVESTMENT SECURITIES

         The Company's investment portfolio provides income to the Company and also serves as a source of liquidity. Total yield, maturity and risk are among the factors considered in building the investment portfolio. Under FDIC guidelines for risk-based capital, certain loans and investments may affect the level of capital required to support risk-weighted assets. For example, U.S. Treasury Securities have a 0% risk weighting, whereas U.S. agency pools have a 20% risk weighting, while 1-4 family real estate loans carry a 50% risk weighting. In addition, pursuant to FASB 115, securities must be classified as "held to maturity," "available for sale," or "trading securities." Those securities held in the "available for sale" category must be carried on the Company's books at "fair market value." At December 31, 2000, the Company's "available-for-sale" investment portfolio at fair value consisted of $5.0 million in mortgage-backed securities, $4.0 million in municipal bonds, and $401,000 in U.S. Treasury obligations compared to $3.6 million, $3.8 million and $399,000, respectively in 1999.

         At December 31, 2000, and at December 31, 1999, the Company did not carry any "held to maturity" investments, compared to $807,000 at December 31, 1998, which was carried at net book value. Interest-bearing deposits in short-term time certificates at other financial institutions totaled $4.8 million at year-end 2000 versus $3.6 million in 1999 and $4.1 million in 1998. Overnight federal funds sold totaled $7.4 million in 2000, $2.1 million in 1999, as compared to $6.8 million in 1998.

LOANS

         Total loans were $60 million at December 31, 2000, an increase of $6.8 million, or 13% from total loans of $53.2 million at December 31, 1999. Total net loans for 1999 increased $12.1 million or 30% from year-end 1998. Real estate loans totaled $30.6 million, an increase of $2.8 million, or 10% from December 31, 1999. Real estate loans totaled $27.8 million at December 31, 1999, an increase of $11 million or 70.5% from 1998. Commercial loans were $21.6 million at year-end 2000, compared to commercial loans of $18.7 million at December 31, 1999, an increase of $2.9 million or 15%. Consumer installment loans totaled $7.8 million, an increase of $1 million, or 16% from December 31, 1999 to December 31, 2000.

         Approximately 27%, or $16 million, of the Company's loan portfolio is at fixed rates for 2000, compared to 29%, or $16 million, for 1999. Loans having variable rates were $44 million in 2000 compared to $37 million in 1999.

ALLOWANCES AND PROVISIONS FOR LOAN LOSSES

         The provision for loan losses was $472,000 in 2000, compared to $319,000 in 1999 and $193,000 in 1998. The allowance for loan losses was $868,000 or 1.45% of gross loans at December 31, 2000, compared to $581,000 or 1.10% of gross loans at December 31, 1999. Nonperforming assets include loans for which interest is no longer accruing, loans 90 or more days past due, impaired loans and other real estate owned. As a result of the Company's continued adherence to strict loan standards and policies, nonperforming assets at December 31, 2000 were only $287,819 compared to $356,922 at December 31, 1999, representing .48% and .67%, respectively of gross loans.

         The adequacy of the allowance for loan losses is measured in the context of several key ratios and factors including: (1) the ratio of the allowance to total outstanding loans; (2) the ratio of total nonperforming loans to total loans; and, (3) the ratio of net charge-offs (recoveries) to average loans outstanding. Additional factors considered in establishing an appropriate allowance include a careful assessment of the financial condition of the borrower; a realistic determination of the value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; comprehensive analysis of the levels and trends of loan categories; and a review of delinquent and classified loans. Management's evaluation is based on a system whereby each loan is "graded" at the time of origination, extension or renewal. Each grade is assessed a risk factor, which is calculated to assess the adequacy of the allowance for loan losses. Further, management considers other factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, loan concentrations, trends in the level of delinquent and classified loans, specific problem loans and commitments, and current and anticipated economic conditions.

DEPOSITS

         Total deposits increased $17.2 million, or 25%, to a record level of $86.4 million at December 31, 2000 from $69.1 million in 1999. During 1999, deposits increased $5.8 million or 9.2% to $69.1 million from December 31, 1998. Noninterest-bearing demand deposits at December 31, 2000, increased $5.7 million, or 32% from the previous period to $23.8 million. Interest-bearing and NOW accounts increased 64%, or $11.4 million to $29.3 million in 2000. Savings and time deposits remained stable, increasing only 2% to $33.2 million from $33.1 million a year ago.

         The Company's cost of funds is the result of total interest expense divided by total deposits. An increase in money market deposits had a detrimental effect on the Company's overall cost of funds during 2000. For 2000, cost of funds was 2.70% compared to 2.29% for 1999 and 2.67% for 1998.

DIVIDENDS

         During 2000, the Company paid three dividends. In January, shareholders of record on January 3, 2000 were issued shares for a five percent stock dividend as well as a cash dividend equal to five cents per share. In August 2000, the Company paid an additional five cents per share cash dividend to shareholders of record on July 1, 2000.

RESULTS OF OPERATIONS
NET INTEREST INCOME/NET INTEREST MARGIN

         Net interest income for the year ended December 31, 2000 was $5.6 million, an increase of 27.9% or $1.2 million over net income of $4.4 million during the same period of 1999. The increase was primarily due to the growth in average loans, largely due to improved economic conditions in the Company's market areas, and an increase in the prime-lending rate.

STATISTICAL INFORMATION

         The following table sets forth average assets, liabilities, and shareholders' equity; the amount of interest income or interest expense; and the average yield or rate for each category of interest-bearing assets and interest-bearing liabilities and the net interest margin (net interest income divided by average earning assets) for the periods indicated:

        Schedule of Average Assets, Liabilities and Shareholders' Equity

(Dollars in thousands)                            2000                               1999
                                     ------------------------------     ------------------------------
                                                INTEREST    AVERAGE              INTEREST     AVERAGE
                                     AVERAGE    EARNED/    INTEREST     AVERAGE   EARNED/    INTEREST
                                     BALANCE      PAID       RATE       BALANCE    PAID        RATE
                                     -------    -------    --------     -------   -------    ---------
INTEREST-EARNING ASSETS:
Federal funds sold ...............   $ 7,408    $   454        6.13%    $ 3,157   $   151       4.78%
Interest-bearing deposits in
 financial institutions ..........     3,620        219        6.05%      3,900       238       6.10%
Investment securities
  Taxable ........................     4,414        257        5.82%      5,523       331       5.99%
  Non-taxable(1) .................     3,461        158        4.57%      3,518       156       4.43%
                                     -------    -------                 -------   -------
Total investments ................    18,903      1,088        5.76%     16,098       876       5.44%
Loans ............................    55,822      6,858       12.29%     46,978     5,100      10.86%
                                     -------    -------                 -------   -------
      Total interest-earning assets  $74,725    $ 7,946       10.63%    $63,076   $ 5,976       9.47%
                                                =======                           =======
Other assets .....................    10,218                             10,853
                                     -------                            -------
      Total assets ...............   $84,943                            $73,929
                                     =======                            =======

INTEREST-BEARING LIABILITIES:
Demand deposits ..................   $19,180       --           --      $16,678      --           --
Interest-bearing demand deposits .    10,131    $   119        1.17%     10,510   $   119       1.13%
Money market deposits ............    13,611        550        4.04%      7,631       212       2.78%
Savings deposits .................     9,609        239        2.49%     11,180       295       2.64%
Time deposits of $100,000 or more.    12,859        727        5.65%      9,397       452       4.81%
Time deposits under $100,000......    11,590        650        5.61%     10,592       508       4.80%
                                     -------    -------                 -------   -------
Total interest-bearing liabilities   $57,800    $ 2,285        3.95%    $49,310   $ 1,586       3.22%
                                     =======    =======                 =======   =======
Other borrowings .................       758         46        6.07%       --        --           --
                                     -------    -------                 -------   -------
Total deposits and other borrowings  $77,738    $ 2,331        3.00%    $65,988   $ 1,586       2.40%
                                     =======    =======                 =======   =======
Other liabilities ................       972                              1,882
Average rate excluding demand
 deposits ........................                             3.98%                            3.22%
Total liabilities
Shareholders' equity .............     6,233                              6,059
                                     -------                            -------
Total liabilities and shareholder
 equity ..........................   $84,943                            $73,929
                                     =======                            =======
Net interest income ..............              $ 5,615                           $ 4,390
                                                =======                           =======
Net interest margin ..............                             7.51%                            6.96%

(1) Tax exempt income on non-taxable investment securities is not tax effected with respect to interest earned or calculation of average interest rate.

ANALYSIS OF CHANGES IN INTEREST DIFFERENTIAL

         The following table shows the unaudited dollar amount of the increase (decrease) in the Company's net interest income and expense and attributes such dollar amounts to changes in volume as well as changes in rates. Rate and volume variances have been allocated proportionally between rate and volume changes.

(Dollars in thousands)                             YEAR ENDED                       YEAR ENDED
                                                DECEMBER 31, 2000                DECEMBER 31, 1999
                                                    OVER 1999                        OVER 1998
                                           INCREASE (DECREASE) DUE TO       INCREASE (DECREASE) DUE TO
                                          -----------------------------    -----------------------------
                                          VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                                          -------    -------    -------    -------    -------    -------
Increase (decrease) in interest income
Federal funds sold ....................   $   248    $    55    $   303    $  (239)   $    50    $  (189)
Interest-bearing deposits in
 financial institutions ...............        71        (90)       (19)       (32)        18        (14)
Investment securities(1) ..............        93       (165)       (72)      (113)        70        (43)
Loans .................................       635      1,123      1,758      1,213        (30)     1,183
                                          -------    -------    -------    -------    -------    -------
       Total ..........................   $ 1,047    $   923    $ 1,970    $   829    $   108    $   937
                                          -------    -------    -------    -------    -------    -------

Increase (decrease) in interest expense
Interest bearing demand deposits ......   $    13    $   (13)   $     0    $    32    $   (25)   $     7
Money market deposits .................       286         52        338        (23)        28          5
Savings deposits ......................       (66)        10        (56)        13        (55)       (42)
Time deposits of $100,000 or more .....       149        126        275        142       (294)      (152)
Time deposits under $100,000 ..........       (23)       165        142        (47)       121         74
Other borrowers .......................         0         46         46
                                          -------    -------    -------    -------    -------    -------
       Total ..........................   $   359    $   386    $   745    $   117    $  (225)   $  (108)
                                          -------    -------    -------    -------    -------    -------

Total change in net interest income ...   $   688    $   537    $ 1,225    $   712    $   333    $ 1,045
                                          =======    =======    =======    =======    =======    =======

-------------
(1) Tax exempt income on non-taxable investment securities is not tax effected with respect to the calculation of interest income for investment securities.

INVESTMENTS

         The following table is a comparison of amortized cost and fair value of investment securities at December 31, 2000 and 1999:

(Dollars in thousands)                           DECEMBER 31, 2000
                                 ----------------------------------------------
                                 AMORTIZED    UNREALIZED   UNREALIZED    FAIR
                                   COST         GAINS        LOSSES      VALUE
                                 ---------    ----------   ----------    ------
Available-for-sale:
Mortgage-backed securities...      $5,072      $      -      $   28      $5,044
Obligations of states
 and local governments ......       4,027             -          43       3,984
U.S. Treasury obligations....         402             -           1         401
                                 ---------    ----------   ----------    ------
                                   $9,501      $      -      $   72      $9,429
                                 =========    ==========   ==========    ======

(Dollars in thousands)                            DECEMBER 31, 1999
                                 ----------------------------------------------
                                 AMORTIZED    UNREALIZED   UNREALIZED    FAIR
                                   COST         GAINS        LOSSES      VALUE
                                 ---------    ----------   ----------    ------
Available-for-sale:
Mortgage-backed securities...      $3,722      $      -      $   81      $3,641
Obligations of states
 and local governments ......       4,011             -         258       3,753
U.S. Treasury obligations....         405             -           6         399
                                 ---------    ----------   ----------    ------
                                   $8,138      $      -      $  345      $7,793
                                 =========    ==========   ==========    ======

At December 31, 2000 the book value of the following issuer's securities exceeded 10% of the Company's shareholders' equity:

(Dollars in thousands)                       BOOK VALUE              MARKET VALUE
                                             ----------              ------------
Mortgage-backed guaranteed by GNMA             $ 1,295                  $ 1,288
Mortgage-backed issued by FNMA                 $   954                  $   945
Mortgage-backed issued by FHLMC                $   808                  $   798
CMOs guaranteed by GNMA                        $   980                  $   982
CMOs issued by FHLMC                           $   663                  $   663

         Investment securities at the dates indicated consisted of the following:

(Dollars in thousands)                   DECEMBER 31, 2000                   DECEMBER 31, 1999
                                 ----------------------------------  --------------------------------
                                               APPROX.                             APPROX.
                                 AMORTIZED     MARKET                AMORTIZED     MARKET
                                   COST        VALUE      % YIELD*     COST        VALUE     % YIELD*
                                 --------    ---------    ---------  ---------    --------   --------
U.S. Treasury and Agencies:
One year or less ...........      $  402      $  402        5.44%      $    0      $    0          0
Over one to five years .....           0           0                      405         400       5.44%
Over five to ten years .....           0           0                                    0          0
Over ten years .............           0           0                                    0          0

CMO issued by U.S. Agencies:
One year or less ...........           0           0                       73          73       5.42%
Over one to five years .....       1,792       1,788        7.12%         936         913       6.38%
Over five to ten years .....         223         224        6.49%         223         206       6.49%
Over ten years .............           0           0                        0           0          0

Mortgage Backed Securities:
One year or less ...........          77          76        3.95%          86          83       3.78%
Over one to five years .....       1,631       1,614        7.03%       2,003       1,971       6.27%
Over five to ten years .....         357         355        7.03%         401         395       6.44%
Over ten years .............         991         986        8.05%           0           0          0

Tax Exempt Municipals:
One year or less ...........           0           0           0            0           0          0
Over one to five years .....         575         568        6.42%         361         335       6.63%
Over five to ten years .....       3,099       3,062        6.56%       2,457       2,296       6.48%
Over ten years .............           0           0           0          837         768       6.66%

Taxable Municipals:
One year or less ...........           0           0           0          330         329       7.01%
Over one to five years .....         326         328        7.32%           0           0          0
Over five to ten years .....           0           0           0            0           0          0
Over ten years .............          26          26        7.50%          26          24       7.50%

-------------
*      Tax effected.

LOANS AND CONCENTRATIONS

         TYPES OF LOANS. The table below shows the composition of Redlands Centennial Bank's loan portfolio at December 31, 2000 and 1999 is as follows:

                                                      AS OF
                                                   DECEMBER 31,
                                  --------------------------------------------
(Dollars in thousands)                    2000                     1999
                                  --------------------     -------------------
                                    AMOUNT        %         AMOUNT       %
                                  --------    --------     --------   --------
Real estate loans
  Construction and development    $ 14,358          24%    $ 15,248         29%
  Mortgage loans ..............     16,272          27%      12,533         23%
Commercial loans ..............     21,583          36%      18,686         35%
Automobile loans ..............      3,036           5%       2,468          5%
Indirect loans ................      1,063           2%       1,845          3%
Equity loans ..................      1,887           3%         876          2%
Consumer and other loans ......      1,827           3%       1,531          3%
                                  --------    --------     --------   --------

      Total loans .............     60,026         100%      53,187        100%

Less unearned income ..........       (384)                    (224)
Less allowance for loans losses       (868)                    (581)
                                  --------                 --------

      Net loans ...............   $ 58,774                 $ 52,382
                                  ========                 ========

REAL ESTATE - CONSTRUCTION

       The Company makes loans to finance the construction of residential and commercial properties and to finance land acquisition and development. Construction and development loans are obtained principally through solicitations by the Company and through continued business from builders and developers who have previously borrowed from the Company. When the total amount of a loan would otherwise exceed the Company's legal lending limit, the Company sells participation interests to other financial institutions to facilitate the extension of credit.

       The Company's owner-occupied single family construction loans typically have a maturity of nine months for construction-to-permanent loans and up to twelve months for construction only loans, and are secured by deeds of trust and usually do not exceed 80% of the appraised value of the home to be built. All owner-occupied single family construction borrowers have been pre-qualified for long-term loans using Fannie Mae underwriting guidelines.

       Loans to developers for the purpose of acquiring unimproved land and developing such land typically have a maturity of 12 to 18 months; have a floating rate tied to prime rate; usually do not exceed 50% of the appraised value on raw land or 65% of the appraised value when offsite improvements are financed; are secured by a first deed of trust; and requires the principal to personally guarantee repayment of the loan. Loan commitment and origination fees of 1.5% to 2% are usually charged.

       Loans to developers for the purpose of acquiring unimproved land and developing such land into improved 1-to-4 residential lots typically have a maturity of 12 to 18 months; have a floating rate tied to prime rate; usually do not exceed 65% of the appraised value; are secured by a first deed of trust; and requires the principal to personally guarantee repayment of the loan. To further reduce risk inherent in construction lending, the Company limits the number of properties which can be constructed on a "speculative" or unsold basis contingent upon absorption rates detailed by an approved appraiser and subject to final review and approval by the Company's Real Estate Dept. Manager.

       The Company's underwriting criteria is designed to evaluate and minimize the risk of each construction loan. A wide variety of factors are carefully considered before originating a construction loan, including the availability of permanent financing to the borrower (which may be provided by the Company at prevailing market rates); the reputation of the borrower and the contractor; independent valuations and reviews of cost estimates; pre-construction sale information, and cash flow projections of the borrower. At the time of the Company's origination of a construction loan to a builder, the builder often has a signed contract with a purchaser for the sale of the "to-be-constructed" house, thereby providing reasonable assurance of a repayment source and mitigation of the Company's underwriting risks. To further reduce risk inherent in construction lending, the Company limits the number of properties which can be constructed on a "speculative" or unsold basis contingent upon absorption rates detailed by an approved appraiser and subject to final review and approval by the Company's Real Estate Department Manager. Moreover, the Company controls certain risks associated with construction lending via a fund disbursement/voucher-control system requiring builders to submit itemized bills to the Company (along with appropriate lien releases), and by paying the subcontractors directly. For a contractor meeting specific criteria, loan funds may be disbursed under a "draw" system, directly to the contractor.

       Commercial construction loans are underwritten using the actual or estimated cash flow the secured real property would provide to an investor ("Income Approach") in the event of a default by the borrower. A debt coverage ratio of 1.2:1 and a maximum loan-to-value of 75% is required in most cases.

REAL ESTATE - COMMERCIAL

       In order to accommodate existing customers and to solicit new commercial loan and deposit relationships, the Company originates permanent loans secured by owner-occupied commercial real estate (investor-owned real estate is only considered on an exception basis as an accommodation to substantial existing customers). The Company's commercial real estate portfolio primarily includes loans secured by small office buildings and commercial/industrial real properties. Commercial real estate loans may be secured by a combination of both commercial and single-family properties.

       At December 31, 2000, the Company had outstanding real estate secured loans totaling $30.6 million.

BUSINESS LOANS

       The Company's commercial loans consist of (i) loans secured by commercial real estate and (ii) business loans which are not secured by real estate, or if secured by real estate, the principal source of repayment is expected to be from business income, operating cash flows, etc.

For a discussion of the Company's loans secured by commercial real estate lending see " -- Real Estate - Commercial." Business loans include revolving lines of credit, working capital loans, equipment financing, letters of credit and inventory financing. At December 31, 2000, the Company had business loans totaling $21.6 million, representing 36% of the Company's net loan portfolio.

       Typically, business loans are floating rate obligations and are made for terms of 5 years or less, depending on the purpose of the loan and the collateral. No single business customer accounted for more than 3% of total net loans at December 31, 2000.

CONSUMER AND OTHER LOANS

       The consumer loans originated by the Company include automobile loans and miscellaneous other consumer loans, including unsecured loans, home lines of credit and credit card accounts. At December 31, 2000, consumer loans totaled $7.8 million, or 13% of the Company's net loan portfolio.

MATURITIES OF LOANS. The following table shows the maturity distribution of the Company's loan portfolio with principal balances of loans indicated by both fixed and floating rate categories as of December 31, 2000.

(Dollars in thousands)         DUE IN          DUE AFTER
                              ONE YEAR         ONE YEAR             DUE AFTER
                              OR LESS     THROUGH FIVE YEARS       FIVE YEARS      TOTAL LOANS
                             ----------   ------------------    ----------------   ------------
FIXED RATE LOANS
Real estate loans
   Construction and
     development ........      $ 6,764        $   410                                 $ 7,174
   Mortgage loans .......          282            457                $    66              805
   SBA ..................                                                306              306
Commercial loans ........          497            582                     27            1,106
Automobile loans ........           93          2,669                    211            2,973
Indirect loans ..........          115            796                    152            1,063
Equity loans ............          145            135                  1,133            1,413
Consumer and other loans           447          1,048                    178            1,673
                               -------        -------                -------          -------
Total fixed rate loans ..      $ 8,343        $ 6,097                $ 2,073          $16,513
                               =======        =======                =======          =======

FLOATING RATE LOANS
Real estate loans
   Construction and
     development ........      $ 6,852        $   303                $    29          $ 7,184
   Mortgage loans .......        2,971          1,345                  5,391            9,707
   SBA ..................                          35                  5,419            5,454
Commercial loans ........       10,597          5,386                  4,494           20,477
Automobile loans ........            7             56                                      63
Equity loans ............          400             74                                     474
Consumer and other loans           150              4                                     154
                               -------        -------                -------          -------
Total floating rate loans      $20,977        $ 7,203                $15,333          $43,513
                               =======        =======                =======          =======

Total loans .............      $29,320        $13,300                $17,406          $60,026
                               =======        =======                =======          =======

LOAN LOSSES AND RECOVERIES

         The following table summarizes the changes in the reserve for loan losses for the periods shown:

(Dollars in thousands)                      YEAR ENDED DECEMBER 31,
                                            -----------------------
                                               2000         1999
                                             --------     --------
Allowance for loan losses
 balance, beginning of period ............   $    581     $    433

Loans charged off:
Real estate ..............................          7            0
Commercial ...............................        345           13
Consumer .................................          0           77
Lease financing ..........................          6            0
Credit card and related accounts .........          5            6
                                             --------     --------
     Total loans charged off .............        363           96

Recoveries:
Real estate ..............................          0            0
Commercial ...............................          8           14
Consumer .................................         10            5
Lease financing ..........................          0            0
Credit card and related accounts .........          2            0
                                             --------     --------
     Total recoveries ....................         20           19
Net (charge-offs) recoveries .............       (343)         (77)
                                             --------     --------
Provision charged to operations ..........        630          225
                                             --------     --------

Allowance for loan losses balance,
 end of period ...........................   $    868     $    581
                                             ========     ========

Loans outstanding at end of period,
 net of unearned interest income .........   $ 59,642     $ 52,963

Average loans outstanding for the period .   $ 55,822     $ 46,978

Ratio of net loans charged off (recovered)
 to average loans outstanding ............        .62%         .16%

Ratio of allowance for loan losses to
 loans at end of period ..................       1.45%        1.10%

       The charge-offs increased in 2000 primarily due to a single loan loss in the amount of $294 thousand associated with a commercial loan to a borrower who had submitted fraudulent tax returns to Redlands Centennial Bank. Management increased the allowance for loan losses to 1.45% at December 31, 2000 from 1.10% at December 31, 1999 primarily in response to potential loan losses associated with fraudulent tax returns. Redlands Centennial Bank has implemented revised policies and procedures to ensure the accuracy of tax returns provided by borrowers. Redlands Centennial Bank is requiring borrowers to execute a release which allows the Internal Revenue Service to provide the borrowers' tax returns directly to Redlands Centennial Bank.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

(Dollars in thousands)                                  DECEMBER 31,
                                  -------------------------------------------------------
                                              2000                      1999
                                  --------------------------- ---------------------------
                                                RATIO OF LOAN              RATIO OF LOAN
                                   ALLOWANCE     CATEGORY TO   ALLOWANCE    CATEGORY TO
                                       FOR       OUTSTANDING     FOR        OUTSTANDING
                                  LOAN LOSSES    TOTAL LOANS  LOAN LOSSES   TOTAL LOANS
                                  ------------  ------------- -----------  --------------
Real estate-construction .....      $   157           24%      $   157           29%
Real estate-SBA (unguaranteed)           24            5%           17            4%
Real estate-SBA (guaranteed) .            0            3%            0            3%
Real estate-other ............           84           19%           85           17%
Commercial loans .............          155           34%          153           32%
Commercial SBA (unguaranteed)             2            1%            9            1%
Commercial SBA (guaranteed) ..            0            1%            0            1%
Automobile-direct/indirect ...           23            7%           26            8%
Auto insurance reserve .......            0            0%           11            0%
Equity loans .................            9            3%            4            2%
Consumer & other .............            9            3%            8            3%
Not allocated ................          405                        111
                                    -------       -------      -------       -------
Total allowance for loan loss       $   868          100%      $   581          100%

Total loans ..................      $59,642                    $52,963

       The increase in the "Not allocated" category of the allocation of the allowance for loan losses to $405 thousand at December 31, 2000 from $111 thousand at December 31, 1999 was primarily in response to potential loan losses associated with fraudulent tax returns of borrowers.

NONPERFORMING ASSETS

       The Company's policy is to recognize interest income on an accrual basis unless the full collectibility of principal and interest is uncertain. Loans that are delinquent 90 days or more, unless well secured and in the process of collection, are placed on nonaccrual status on a cash basis and previously accrued but uncollected interest is reversed against income. Thereafter, income is recognized only as it is collected in cash. Collectibility is determined by considering the borrower's financial condition, cash flow, quality of management, the existence of collateral or guarantees and the state of the local economy.

       The following table provides information with respect to all nonperforming assets.

(Dollars in thousands)                    YEAR ENDED DECEMBER 31,
                                          -----------------------
                                            2000          1999
                                            ----          ----
Loans on nonaccrual status ........         $ 37          $ 61
Loans past due greater than 90 days           75           215
                                            ----          ----
     Total nonperforming assets ...         $112          $276
                                            ====          ====

Allowance for loan losses .........         $868          $581
Ratio of total nonperforming
 assets to total assets ...........          .27%          .36%
Ratio of total nonperforming
 assets to total loans ............          .42%          .52%
Ratio of nonperforming assets
 to total allowance for loan losses          .29%          .47%

DEPOSITS

       The following table sets forth, by time remaining to maturity, all time certificates of deposit accounts over $100,000 outstanding at December 31, 2000.

                                                                     AS OF
(Dollars in thousands)                                        DECEMBER 31, 2000
                                                              -----------------
Three months or less....................                           $ 4,596
Over three through six months...........                             4,179
Over six months to one year.............                             3,288
Over one year...........................                             1,241
                                                                  ---------
     Total..............................                           $13,304
                                                                  =========

SHAREHOLDERS' EQUITY

         Total shareholders' equity for the year ended December 31, 2000 increased $542,000, or 8.6% to $6.879 million from December 31, 1999. For the year ended December 31, 1999, total shareholders' equity increased $509,000, or 8.7% from $5.819 million at year-end 1998.

         During 2000, total shareholders' equity decreased $71,000 for the net effect of cash dividends, and was reduced $651,000 for the purchase and retirement of common stock. Net income of $907,000 for 2000 increased total shareholders' equity at December 31, 2000. In 1999, total shareholders' equity increased $92,000 for the exercise of stock options and increased $729,000 for net earnings.

ASSET-LIABILITY MANAGEMENT AND INTEREST RATE SENSITIVITY

         The operating income and net income of the Company depend to a substantial extent on "rate differentials," i.e., the difference between the income the Company receives from loans, securities and other earning assets, and the interest expense it pays on deposits and other liabilities. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace. The Company's interest and pricing strategies are driven by its asset-liability management analysis and by local market conditions.

         The Company seeks to manage its assets and liabilities to generate a stable level of earnings in response to changing interest rates and to manage its interest rate risk. The Company further strives to serve its communities and customers through deployment of its resources on a corporate-wide basis so that qualified loan demands may be funded. Asset/liability management involves managing the relationship between interest rate sensitive assets and interest rate sensitive liabilities.

         The interest rate sensitivity of the Company is measured over time and is based on the Company's ability to reprice its assets and liabilities. The opportunity to reprice assets in the same dollar amounts and at the same time as liabilities would minimize interest rate risk in any interest rate environment. The difference between the amount of assets and liabilities repriced at the same time is referred to as the "gap." This gap represents the risk, or opportunity, in repricing. In general, if more assets than liabilities are repriced at a given time in a rising rate environment, net interest income would improve, and in a declining rate environment, net interest income would deteriorate. If more liabilities than assets were repriced under the same conditions, the opposite results would prevail. The Company is asset sensitive and its near term performance could be enhanced by rising rates and negatively affected by falling rates due mainly to the significant amount of earning assets tied to prime.

         INTEREST RATE RISK. The table below shows the potential change in NIM (before taxes) if rates changed as of December 31, 2000. NIM is the "net interest margin" which is the spread or difference between interest-earning assets and interest-paying liabilities. The Company's NIM tends to increase if rates rise, and tends to decline if rates fall. The cause of this exposure is due to the Company's concentration of short-term and rate sensitive loans as of December 31, 2000.

         ECONOMIC RISK. The Company establishes earnings risk limits for flat rates, up/down 100 basis points, and up/down 200 basis points. The Company has determined that under these scenarios, the resultant "economic value of equity" or "EVE" should be no higher than 20% and no lower than 7%. Redlands Centennial Bank measures the potential change in the net present value of Redlands Centennial Bank's net existing assets and liabilities if rates change (the "EVE"). The table below also shows the EVE. The EVE is determined by valuing the Company assets and liabilities as of December 31, 2000, using a present value cash flow calculation as if the Company is liquidated. The EVE increases when rates increase because there are more variable rate assets than variable rate liabilities.

(Dollars in thousands)
                                                                 % CHANGE IN NIM TO
  CHANGE IN                    CHANGE IN NIM                     SHAREHOLDER EQUITY
INTEREST RATES             (IN THOUSANDS PRE-TAX)                     (PRE-TAX)             % OF EVE
--------------             ----------------------             ------------------------- ----------------
      +2%                         $(1,228)                              (8.17%)               13.66%
      +1%                            (627)                              (4.17%)               14.16%
      -1%                             594                                3.95%                15.14%
      -2%                         $ 1,210                                8.05%                15.62%

         The following table sets forth the repricing opportunities for the assets and liabilities of the Company at December 31, 2000. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

(Dollars in thousands)                                                 FIVE
                          LESS       THREE       ONE                   YEARS
                          THAN      THROUGH    THROUGH     THREE      THROUGH      OVER       NON-
                          THREE     TWELVE      THREE     THROUGH     FIFTEEN    FIFTEEN    INTEREST
                         MONTHS      MONTHS     YEARS    FIVE YEARS    YEARS      YEARS     BEARING      TOTAL
                        ---------  --------    ---------  ---------  ---------  ---------- ----------  ---------
Assets:
Net loans ...........   $ 42,125   $  3,711    $  5,470   $  5,514   $  2,492   $    153   $    177    $ 59,642
Investment securities                   477       3,375        924      4,653                             9,429
Federal funds sold ..      7,370                                                                          7,370
FHLB stock ..........                                           52                                           52
Interest-bearing
 deposits with banks                  2,821       1,615        344                                        4,780
Noninterest-
 earning assets .....                                                                        11,007      11,007
Life insurance ......                             1,831                                                   1,831
                        --------   --------    --------   --------   --------   --------   --------    --------
      Total assets ..   $ 49,495   $  7,009    $ 12,291   $  6,834   $  7,145   $    153   $ 11,184    $ 94,111
                        ========   ========    ========   ========   ========   ========   ========    ========

Liabilities:
Noninterest-
 bearing deposits ...                                                                        23,896      23,896
Interest-bearing
 deposits ...........     46,590     13,519       1,906        469                                       62,484
Other liabilities ...                                                                           861         861
Stockholders' equity                                                                          6,870       6,870
                                                                                           --------    --------
Total liabilities and
 stockholders' equity   $ 46,590   $ 13,519    $  1,906   $    469                         $ 31,627    $ 94,111
                        ========   ========    ========   ========   ========   ========   ========    ========
Interest rate
 sensitivity gap ....   $  2,905   $ (6,510)   $ 10,385   $  6,365   $  7,145   $    153   $(20,443)
Cumulative interest
 rate sensitivity gap   $  2,905   $ (3,605)   $  6,780   $ 13,145   $ 20,290   $ 20,443   $      0

CAPITAL RESOURCES

         The Federal Reserve Board and the Federal Deposit Insurance Corporation have established minimum requirements for capital adequacy for bank holding companies and member banks. The requirements address both risk-based capital and leveraged capital. The regulatory agencies may establish higher minimum requirements if, for example, a corporation has previously received special attention or has a high susceptibility to interest rate risk.

         The following reflects the Company's various capital ratios at December 31, 2000, as compared to regulatory minimums:

                                                                    MINIMUM WELL
                                                 MINIMUM CAPITAL    CAPITALIZED
                              DECEMBER 31, 2000    REQUIREMENT      REQUIREMENT
                              -----------------  ---------------    ------------
Tier 1 capital .........            10.24%             4%                6%
Total risk-based capital            11.49%             8%               10%
Leverage ratio .........             8.12%             4%                5%

         No regulatory agency has advised the Company that it is deficient with respect to the Tier 1 leverage-ratio. Management is unaware of any current recommendations by regulatory authorities, which if implemented, would have a material adverse impact on future operating results, liquidity or capital resources.

EFFECTS OF INFLATION

         Assets and liabilities of financial institutions are principally monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have a potentially significant effect on the Company's net interest income. The Company attempts to limit inflation's impact of rates and net income margins through a continuing asset/liability management program.